

March 21, 2011

Wei-Rur Chen
Colorstars Group
10F, No. 566 Jung Jeng Rd.
Sindian City, Taipei County 231
Taiwan, R.O.C.

Re: Colorstars Group
Registration Statement on Form 10-12G
Filed September 3, 2010
File No. 000-54107

Dear Mr. Chen:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: H. Grady Thrasher, IV, Esq.
Joyce, Thrasher, Kaiser & Liss, LLC
Via facsimile: (404) 760-0225